Based upon the Funds review of the copies of such forms effecting the Section 16 filings received by it, the Fund believes that for its most recently completed fiscal year all filings applicable to such persons were completed and filed in a timely manner except as follows: a Form 4 relating to acquisition of securities for Tracy V. Maitland, and a Form 4 relating to acquisition of securities for Advent Capital Management, LLC were each not filed in a timely manner relative to the transaction date.